Exhibit 99.1

Dangdang Announces Third Quarter 2012 Results

Net Revenues in Q3 2012 Increased by 42% Year-Over-Year

Media Revenue in Q3 2012 Increased by 33% Year-Over-Year

General Merchandise Revenue in Q3 2012 Increased by 56% Year-Over-Year

Beijing, China, November 15, 2012 — E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter Highlights

•	Total net revenues in the third quarter of 2012 were RMB1,287.6 million ($204.9 million), a 41.7% increase from the corresponding period in 2011.

•	Media revenue for the third quarter of 2012 was RMB849.9 million ($135.2 million), an increase of 32.9% from the corresponding period in 2011.

•	General merchandise revenue for the third quarter of 2012 was RMB397.4 million ($63.2 million), a 55.9% increase from the corresponding period in 2011.

•

As marketplace has expanded to represent a significant part of Dangdang’s business in 2012, starting from this quarter, the Company will also report Gross Merchandise Value (GMV) of marketplace. For comparative purposes, the historical GMV data for the first and second quarters of 2012 have also been presented below:

(RMB in millions)	2012 Q1	2012 Q2	2012 Q3
GMV of Marketplace	199.6	283.7	341.5
YoY growth rate	129%	200%	159%

•

Starting from this quarter, the Company will report operational data on customer and order numbers from Dangdang’s whole platform instead of from self-procurement business only, which it has disclosed previously. Dangdang’s whole platform includes both self-procurement and marketplace. For comparative purposes, the historical operational data for the first and second quarters of 2012 have also been presented below:

(in millions)		2012 Q1	2012 Q2	2012 Q3
Self-procurement	active customers	6.1	5.7
	new customers	1.9	1.7
	orders	11.8	11.1
Dangdang’s Whole Platform	active customers	6.1	5.9	7.0
	new customers	1.9	1.8	2.4
	orders	12.3	12.0	13.9

•	Dangdang had approximately 7.0 million active customers for the whole platform in the third quarter of 2012, representing a 26.4% increase from the corresponding period in 2011.

•	Total orders for the whole platform were approximately 13.9 million in the third quarter of 2012, a 29.1% increase from the corresponding period in 2011.

“We are pleased to report the solid result of the third quarter. Our sales grew at 41.7% year-over-year and reached a gross margin at 15.2%. Dangdang continued to strengthen book and media’s leading position with growth of 33% year-over-year in the third quarter. Other revenue, composed mainly of revenue from third-party merchants, increased 183.4% year-over-year and 20.5% quarter-over-quarter, reflecting the strong growth momentum of our marketplace program,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman. “We have planned promotional activities intelligently in terms of both timing and theme. In the meanwhile, we invested in the fulfillment and technology to improve the overall shopping experience,” Ms. Yu added.

“We leveraged the expenses in fulfillment in the third quarter, and implemented next-day-delivery services in 158 cities, evening-delivery services in 11 cities and same-day-delivery in 21 cities as part of our ongoing efforts to improve customer services,” commented Mr. Guoqing Li, Chief Executive Officer. “We rented two additional warehouses in Tianjin, which we started to operate in August, bringing our total capacity to 370,000 square meters now from 350,000 square meters at the end of second quarter of 2012.”

Third Quarter 2012 Results

Dangdang’s total net revenues in the third quarter of 2012 were RMB1,287.6 million ($204.9 million), a 41.7% increase from the corresponding period in 2011.

Media product revenue for the third quarter of 2012 was RMB849.9 million ($135.2 million), representing a 32.9% increase from the corresponding period in 2011. General merchandise revenue for the third quarter of 2012 was RMB397.4 million ($63.2 million), representing a 55.9% increase from the corresponding period in 2011. Other revenue including revenue from third-party merchants for the third quarter of 2012 was RMB40.3 million ($6.4 million), representing a 183.4% increase from the corresponding period in 2011.

Dangdang had approximately 7.0 million active customers for the whole platform in the third quarter of 2012, representing a 26.4% increase from the corresponding period in 2011. Total orders for the whole platform for the third quarter of 2012 were approximately 13.9 million, a 29.1% increase from the corresponding period in 2011.

Cost of revenues was RMB1,091.4 million ($173.7 million), representing 84.8% of total revenues, as compared to 86.2% in the corresponding period in 2011. The decreased cost of revenues as a percentage of total revenues was primarily due to the execution on the strategic category mapping to move certain categories to the marketplace and economy of scale in some of Dangdang’s self-procurement categories. General merchandise revenue for the third quarter of 2012 was RMB397.4 million ($63.2 million), representing 30.9% of total net revenues, as compared to 28.1% in the corresponding period in 2011. Gross margin in the third quarter of 2012 was 15.2%, as compared to 13.8% in the corresponding period in 2011. The year-over-year increase was primarily due to the scaling of the marketplace and the economy of scale in some of Dangdang’s self-procurement categories.

Fulfillment expenses, which include warehousing and shipping expenses, were RMB185.7 million ($29.6 million), representing 14.4% of total revenues, compared to 14.2% in the corresponding period in 2011. The increase was primarily attributable to the investments in improving fulfillment and customer services.

Marketing expenses were RMB45.8 million ($7.3 million), representing 3.6% of total revenues, compared to 4.4% in the corresponding period in 2011. The decrease was primarily due to more efficient marketing campaigns in the quarter.

Technology and content expenses were RMB40.8 million ($6.5 million), representing 3.2% of total revenues, compared to 2.3% in the corresponding period in 2011. The increase was primarily due to the increased in headcount and level of investment to improve Dangdang customers’ shopping experience and supply chain management.

General and administrative expenses were RMB33.1 million ($5.3 million), representing 2.6% of total revenues, compared with 2.3% from the corresponding period in 2011. The increase was primarily due to the increased headcount and charges of POD service.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.8 million ($0.4 million) in the third quarter of 2012, an increase of 21.0% from the corresponding period in 2011.

Dangdang recorded an operating loss of RMB104.6 million ($16.6 million) in the third quarter of 2012, as compared with an operating loss of RMB81.9 million in the corresponding period in 2011, primarily due to the increase in cost of revenues and the increase in fulfillment and technology and content expenses.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB101.8 million ($16.2 million), as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB79.6 million in the corresponding period in 2011.

Operating margin was negative 8.1%, as compared with an operating margin negative 9.0% in the corresponding period in 2011.

Net loss was RMB100.1 million ($15.9 million), as compared with a net loss of RMB73.4 million in the corresponding period in 2011, primarily due to the increase in cost of revenues and the increase in fulfillment and technology expenses.

Net margin was negative 7.8%, as compared with a net margin negative 8.1% in the corresponding period in 2011.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB97.3 million ($15.5 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB71.1 million in the corresponding period in 2011.

As of September 30, 2012, Dangdang had cash and cash equivalents, time deposits with original maturities exceeding three months and held-to-maturity investments of RMB1,430.2 million ($227.6 million), as compared to RMB1,391.8 million as of December 31, 2011.

Capital expenditures for the third quarter of 2012 were RMB17.6 million ($2.8 million).

Adjusted EBITDA loss (non-GAAP) in the third quarter of 2012 was RMB90.6 million ($14.4 million), as compared with an adjusted EBITDA loss of RMB72.4 million in the corresponding period in 2011, primarily due to the increase in cost of revenues and the increase in fulfillment and technology expenses.

Outlook for Fourth Quarter 2012

Dangdang expects its total net revenues in the fourth quarter of 2012 to be around RMB1,610 million (or USD265 million). This forecast reflects Dangdang’s current and preliminary view, which is subject to change.

Conference Call Information

Dangdang’s management will host an earnings conference call at 8:00 AM on November 15, 2012 U.S. Eastern Time (or 9:00 PM on November 15, 2012 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+852-2475-0994
International:	+65-6723-9381

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Dangdang earnings call.”

A replay of the conference call may be accessed by phone at the following number until November 21, 2012:

International:	+61-2-8199-0299
Conference ID:	68984988

Additionally, a live and archived webcast of this conference call will be available at http://ir.dangdang.com/ until June 30, 2013.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 880,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2012 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss and adjusted EBITDA loss (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating loss, non-GAAP operating margin and non-GAAP net loss as operating loss, operating margin and net loss excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA loss as loss before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net loss or income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net income/loss for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income/loss prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

+86-10-5799-2306

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-5462-4301

info@irinside.com

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share related data)

	Three Months Ended
	September 30, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	894,647	1,247,281	198,460
Media	639,680	849,856	135,224
General merchandise	254,967	397,425	63,236
Other revenue	14,214	40,282	6,409

Total net revenues	908,861	1,287,563	204,869

Cost of revenues	(783,861)	(1,091,413)	(173,659)

Gross profit	125,000	196,150	31,210

Operating expenses:
Fulfillment	(128,693)	(185,747)	(29,555)
Marketing	(40,375)	(45,839)	(7,294)
Technology and content	(21,171)	(40,818)	(6,495)
General and administrative	(21,005)	(33,143)	(5,274)
Government grants	4,330	4,794	763

Total operating expenses, net	(206,914)	(300,753)	(47,855)

Loss from operations	(81,914)	(104,603)	(16,645)

Interest income	8,323	8,122	1,292

Other income (expenses), net	24,301	(3,578)	(569)

Loss before income taxes	(49,290)	(100,059)	(15,922)

Income tax expenses	(24,084)	—	—

Net loss	(73,374)	(100,059)	(15,922)

Net loss attributable to common shareholders	(73,374)	(100,059)	(15,922)

Net loss per common share
- Basic	(0.19)	(0.25)	(0.04)
- Diluted	(0.19)	(0.25)	(0.04)

Net loss per ADS
- Basic	(0.95)	(1.25)	(0.20)
- Diluted	(0.95)	(1.25)	(0.20)

Net loss allocated to common shareholders used in net loss per share/ADS calculation
- Basic	(73,374)	(100,059)	(15,922)
- Diluted	(73,374)	(100,059)	(15,922)
Shares used in net loss per common share computation:

Class A common shares:
- Basic	251,686,758	268,583,299	268,583,299
- Diluted	396,040,652	400,499,959	400,499,959
Class B common shares:
- Basic	144,353,894	131,916,660	131,916,660
- Diluted	144,353,894	131,916,660	131,916,660

ADSs used in net loss per ADS calculation
- Basic	79,208,130	80,099,992	80,099,992
- Diluted	79,208,130	80,099,992	80,099,992

Other comprehensive (loss) income
Foreign currency translation adjustment, net of taxes	(22,060)	4,485	714

Comprehensive loss attributable to common shareholders	(95,434)	(95,574)	(15,208)

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2011	As of September 30, 2012
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	192,962	585,359	93,139
Time deposits with original maturities exceeding three months	1,178,839	844,839	134,426
Held-to-maturity investments	20,000	—	—
Inventories	1,583,283	1,542,854	245,490
Accounts receivable, net	67,369	60,841	9,681
Prepaid expenses and other current assets (including expenses prepaid to related parties amounting RMB9,625 and RMB2,406 (US$383) as of December 31, 2011 and September 30, 2012, respectively)	142,307	187,701	29,865
Amounts due from related parties	188	323	51

Total current assets	3,184,948	3,221,917	512,652

Fixed assets, net	96,612	112,906	17,965
Intangible assets, net	—	44,432	7,070
Prepaid expenses and deposits	4,182	15,071	2,398

Total assets	3,285,742	3,394,326	540,085

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	150,000	200,000	31,823
Accounts payable	1,485,943	1,804,210	287,075
Deferred revenue	213,230	209,215	33,289

Accrued expenses and other current liabilities	266,092	307,402	48,912
Amounts due to related parties	12,691	2,355	375

Total current liabilities	2,127,956	2,523,182	401,474

Total liabilities	2,127,956	2,523,182	401,474

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 265,082,760 and 268,876,230 shares issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	197	200	32
Class B common shares (par value of US$0.0001 per share, 313,494,210 shares authorized, 131,916,660 and 131,916,660 shares issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	103	103	16
Additional paid-in capital	1,825,873	1,851,289	294,566
Accumulated other comprehensive loss	(88,336)	(78,633)	(12,512)
Accumulated deficit	(580,051)	(901,815)	(143,491)

Total shareholders’ equity	1,157,786	871,144	138,611

Total liabilities and shareholders’ equity	3,285,742	3,394,326	540,085

Share-based compensation

(In thousands, except share related data)

	Three Months Ended
	September 30, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment	65	478	76
Marketing	27	83	13
Technology and content	197	248	39
General and administrative	2,004	1,966	313

Total	2,293	2,775	441

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2848 to US$1.00, the noon buying rate on Sep 28, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Each ADS represents five common shares of the Company.

Non-GAAP operating loss, operating margin and net loss

(In thousands)

	Three Months Ended
	September 30, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Loss from operations	(81,914)	(104,603)	(16,645)
Share-based compensation expenses	2,293	2,775	441

Non-GAAP operating loss	(79,621)	(101,828)	(16,204)

Operating margin	-9.0%	-8.1%	-8.1%
Impact due to share-based compensation expenses	0.3%	0.2%	0.2%

Non-GAAP operating margin	-8.7%	-7.9%	-7.9%

Net loss	(73,374)	(100,059)	(15,922)
Share-based compensation expenses	2,293	2,775	441

Non-GAAP net loss	(71,081)	(97,284)	(15,481)

Adjusted EBITDA

(In thousands)

	Three Months Ended
	September 30, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(81,914)	(104,603)	(16,645)
Add back:
Depreciation and amortization	7,243	11,187	1,780
Share-based compensation expenses	2,293	2,775	441

Adjusted EBITDA	(72,378)	(90,641)	(14,424)